Mail Stop 3561

February 5, 2007

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

> **Re:** **FTS Group, Inc.**
> **Item 4.02 Form 8-K/A**
> **Filed December 15, 2006**
> **File No. 0-24829**

Dear Mr. Gallagher:

We have reviewed your response and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed December 15, 2006

1. We note your responses to our comments in the letter dated January 4, 2007. After further review and consideration your convertible promissory note does not possess a fixed conversion price. In this regard, we note the debt conversion feature provides holders the right to a reduced conversion price should any subsequent securities be issued at a price less than the stated conversion price. We refer you to paragraph 3.4.D of Exhibit 10.1 in Form 8-K dated January 5, 2006. Further, the note and warrants are detachable as the agreement does not require the convertible note to be paid in full if and when holders exercise the warrants.

Based on these facts you would not qualify for the conventional convertible scope exception in paragraph 4 of EITF 00-19. The debt conversion feature meets the requirements of the paragraph 12 criteria for bifurcation under SFAS No. 133 and the conversion feature and warrants are both required to be evaluated under paragraphs 12 through 32 of EITF 00-19. We also note you were required to obtain shareholder approval to increase the number of authorized and unissued shares to settle the contract as of the year end December 31, 2005 and the three consecutive quarterly reporting periods. Based on this fact, share settlement is not controlled by the company and liability classification is required with changes in fair value reported in earnings at each reporting date. See paragraph 19 of EITF 00-19.

Please revise your annual and interim financial statements to reclassify the warrants as liabilities, remeasure the embedded conversion feature and warrants at their fair values and record fair value changes in earnings each reporting period you are required to obtain shareholder approval to settle the contract. Please also include the disclosures required by paragraphs 36 and 37 of APB 20 and an explanatory note on your cover page that clarifies the nature of the accounting change and the changes to your financial position and results of operations.

As appropriate, please amend your filings and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding these comments, please direct them to Brian McAllister, Staff Accountant, at (202) 551-3341. In his absence, direct your questions to Michael Moran, Accounting Branch Chief, at (202) 551-3841.

Sincerely,

Brian McAllister
Staff Accountant